April 20, 2010

BY EDGAR

Mr. Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-23593

Dear Mr. Shuman:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 6, 2010 (the “Comment Letter”) setting out a comment with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on February 26, 2010 (the “Annual Report”).

On behalf of the Company, set forth below is the response to the comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comment in italicized text prior to the response. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.	Business, page 3

1.	We note your disclosure on page 137 that one customer accounted for approximately 16%, 13% and 11% of revenues from continuing operations in 2009, 2008 and 2007, respectively. Please provide us with your analysis of Item 101(c)(1)(vii) of Regulation S-K supporting your decision not to disclose the name of the customer or discuss the customer in the Business section. Also tell us

Mr. Mark P. Shuman Branch Chief – Legal April 20, 2010 Page 2 of 4

whether you have an agreement with the customer; if you have an agreement and have not filed such agreement as an exhibit, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, if you have an agreement with the customer, please make sure that future filings include a complete description of the material terms of such agreement.

In its Annual Report, the Company disclosed that one customer accounted for approximately 16%, 13% and 11% of revenues from continuing operations in 2009, 2008 and 2007, respectively. The customer referred to on page 137 is GoDaddy.com, Inc. (“Go Daddy”), a domain name registrar, and the related revenue was part of our Naming Services business, which forms part of the 3IS segment. In applying Item 101(c)(1)(vii) of Regulation S-K, the Company concluded that no single segment was dependent upon Go Daddy, nor would the loss of Go Daddy’s business have a material adverse effect on any of the Company’s segments.

As described in the Annual Report, VeriSign is the authoritative registry of all .com, .net, .cc, and .tv domain names. Go Daddy is one of many third-party registrars that contracts directly with individual end customers who wish to register a domain name with our Naming Services business. Although Go Daddy is the largest third-party registrar by registration volume, these individual end customers may register a domain name through a number of third-party registrars or their resellers (as described on page 48 of our Annual Report), and are not limited to making such registrations through Go Daddy. The Company’s management believes that the loss of Go Daddy’s business would not have a material adverse effect on the Company’s segments because under our agreement with Go Daddy, if Go Daddy were to cease operations, ICANN would implement a bulk transfer of those individual end customers’ domain names to other registrars who have contracts with us. Therefore, the Company’s management views the individual end customers who wish to register a domain name as the Company’s ultimate customer base, the loss of any one or a few of which would not result in a material adverse effect on any of the Company’s segments.

Due to the fact that the Company’s revenues from each domain name that is registered are fixed pursuant to its agreements with ICANN (as described in the Annual Report on pages 4, 10 and 48), revenues collected for each domain name registered would remain the same, regardless of the third-party registrar that contracts with the individual end customer. As a result, the Company’s management has determined that the 3IS segment is not dependent upon Go Daddy because even if Go Daddy were to cease operations, the Company’s revenue collected from individual domain name registrations would remain substantially the same. Based upon this analysis, the Company did not identify Go Daddy as a customer in the Business section of its Annual Report because the loss of Go Daddy as a customer would not have a material adverse effect on the 3IS segment.

The contract between the Company and Go Daddy is such as ordinarily accompanies our business. Most of the revenue we receive from Go Daddy is for the registration of .com domain names, and these revenues are paid pursuant to an agreement in the form of the “Registry-

Mr. Mark P. Shuman Branch Chief – Legal April 20, 2010 Page 3 of 4

Registrar Agreement” included at Appendix 8 of the .com Registry Agreement, dated March 1, 2006, between ICANN and the Company. This Agreement was publicly filed with the Commission on July 12, 2007 as Exhibit 10.26 to the Form 10-K for the year ended December 31, 2006. The exhibit was also incorporated by reference as Exhibit 10.26 to the Annual Report.

The Company’s management has concluded that the actual “Registry-Registrar Agreement” between the Company and Go Daddy is not a contract upon which the Company’s business is substantially dependent, as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K. As discussed above, even if Go Daddy were to cease operations and the contract were to no longer be in effect, the Company’s management believes that the revenues it currently receives from Go Daddy on behalf of individual end customers would continue to be paid to the Company through other third-party registrars and their resellers. As such, the Company’s management does not believe that its business is substantially dependent upon the contract with Go Daddy, that it is required to summarize the contract provisions in its periodic filings, or that the filing of the executed version of the contract, in addition to the form of contract already on file with the Commission, would be required under Item 601(b)(10)(ii)(B) of Regulation S-K.

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Mr. Mark P. Shuman Branch Chief – Legal April 20, 2010 Page 4 of 4

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins
Executive Vice President and Chief Financial Officer
VeriSign, Inc.

cc:	Evan S. Jacobson
Barbara C. Jacobs

Securities and Exchange Commission

Richard H. Goshorn

Luci Altman

Terry Spidell

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP